FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 18, 2016, announcing First Quarter Results for 2016.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Date: May 18, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Press Release	Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces First Quarter Results for 2016

First quarter revenues grew 17% over the comparable period last year.
Based on our backlog and promising market prospects, management reiterates financial objectives for FY2016

Petah Tikva, Israel – May 18, 2016 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2016.

Key Financial Updates:
•	Revenue for Q1 2016 was $52.7 million compared to $45.2 million in comparable period of 2015, an increase of 17%.
•	EBITDA for Q1 2016 increased to $0.5 million compared to $0.2 million in comparable period of 2015.
•	Reiterated management objectives for 2016: continued growth with revenues between $290 and $310 million and EBITDA between $18 and $24 million.

On a GAAP basis, operating loss was $3.0 million in the first quarter of 2016 as compared to an operating loss of $4.0 million in the comparable quarter of 2015.

On a non-GAAP basis, operating loss was $1.4 million in the first quarter of 2016 as compared to an operating loss of $2.1 million in the comparable quarter of 2015.

On a GAAP basis, loss for the quarter was $4.0 million or $0.09 per diluted share compared to a loss of $5.6 million or $0.13 per diluted share in the same quarter of 2015.

On a non-GAAP basis, the loss for the quarter was $2.4 million or $0.05 per diluted share compared to a loss of $3.7 million or $0.09 per diluted share in the same quarter of 2015.

EBITDA for the first quarter of 2016 reached $0.5 million, compared to $0.2 million in the comparable period in 2015.

"I am pleased to report a good first quarter, which was in-line with our plans,” said Yona Ovadia, CEO of Gilat. “Our first quarter results are a strong testament to the validity of our strategy.  Our one-platform/multi-application X-Architecture continued to gain wide acceptance as the most advanced HTS ground equipment technology. In the first quarter, Eutelsat chose our X-Architecture platform to connect to RSCC's Express AMU1/EUTELSAT 36C satellite for the delivery of broadband services to users throughout western Russia. SES and Facebook also selected the platform for Facebook’s initiative to deliver broadband Internet access throughout Africa.

“In the Mobility market, our In-Flight Connectivity strategy gained momentum when Gogo, the global leader in providing broadband connectivity solutions and wireless entertainment to the aviation industry, selected our next-generation airborne IP network modem system.

“Our positive first quarter results were achieved despite the economic slowdown witnessed in the Latin American and CIS markets. We have more than compensated for these difficult market conditions with significant achievements in our strategic focus areas,” added Mr. Ovadia.

“Based on our solid first quarter business progress and results, our backlog and the prospects we continue to see, we reiterate our management objectives for FY2016 of a revenue target of $290 to $310 million and an EBITDA target of $18 to $24 million." concluded Mr. Ovadia.

Key Recent Announcements:
•	Telefonica del Peru Selects Gilat to Extend Cellular and Broadband Coverage to Rural Areas Nationwide
•	Eutelsat Selects Gilat Technology to Power Satellite Broadband Services in Western Russia
•	Gilat Partners with Austria’s Diamond Aircraft to Deliver Airborne Broadband Connectivity via Satellite
•	Gogo Selects Gilat to Provide its Next-Generation Airborne IP Network Modem System
•	SoftBank to Provide High-Speed LTE Services Using Gilat’s Satellite-Based Cellular Backhaul Technology

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT / 09:30 EST / 16:30 IST to discuss the results. International participants are invited to access the call at (972)3-918-0644, and US-based participants are invited to access the call by dialing (1)888-281-1167.

Webcast Replay
A replay of the conference call will be available beginning approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST May 21, 2016.
International participants are invited to access the replay of the call at (972)3-925-5901, and US-based participants are invited to access the call by dialing (1)888-782-4291.

A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
	Three months ended
	March 31,
	2016	2015
	Unaudited	Unaudited

Revenues	52,665	45,190
Cost of revenues	40,267	31,998
Gross profit	12,398	13,192

Research and development expenses	5,888	6,534
Less - grants	86	190
Research and development expenses, net	5,802	6,344
Selling and marketing expenses	5,123	6,263
General and administrative expenses	4,438	4,591
Total operating expenses	15,363	17,198
Operating loss	(2,965)	(4,006)
Financial expenses, net	(743)	(1,351)
Loss before taxes on income	(3,708)	(5,357)
Taxes on income	318	249
Loss	(4,026)	(5,606)

Loss per share (basic and diluted)	(0.09)	(0.13)

Weighted average number of shares used in
computing loss per share (basic and diluted)	44,382,379	42,883,469

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)
	Three months ended			Three months ended
	March 31, 2016			March 31, 2015
	GAAP	Adjustments 1	Non-GAAP	GAAP	Adjustments 1	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	12,398	1,184	13,582	13,192	1,251	14,443
Operating expenses	15,363	(405)	14,958	17,198	(688)	16,510
Operating loss	(2,965)	1,589	(1,376)	(4,006)	1,939	(2,067)
Loss before taxes on income	(3,708)	1,589	(2,119)	(5,357)	1,939	(3,418)
Loss	(4,026)	1,589	(2,437)	(5,606)	1,939	(3,667)

Loss per share (basic and diluted)	(0.09)	0.04	(0.05)	(0.13)	0.04	(0.09)

Weighted average number of shares used in
computing loss per share (basic and diluted)	44,382,379		44,382,379	42,883,469		42,883,469

1 Adjustments reflect the effect of non-cash stock based compensation as per ASC 718 and amortization of intangible assets related to
Shares acquisition transactions.

		Three months ended		Three months ended
		March 31, 2016			March 31, 2015
		Unaudited			Unaudited

GAAP loss		(4,026)			(5,606)
Gross profit:
Non-cash stock-based compensation expenses (income)		(11)			52
Amortization of intangible assets related to acquisition transactions		1,195			1,199
		1,184			1,251
Operating expenses:
Non-cash stock-based compensation expenses		212			476
Amortization of intangible assets related to acquisition transactions		193			212
		405			688

Non GAAP loss		(2,437)			(3,667)

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands
	Three months ended
	March 31,
	2016	2015
	Unaudited	Unaudited

GAAP operating loss	(2,965)	(4,006)
Add:
Non-cash stock-based compensation expenses	201	528
Depreciation and amortization	3,301	3,658
EBITDA	537	180

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2016	2015
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	33,160	18,435
Restricted cash	87,707	100,779
Restricted cash held by trustees	5,279	8,524
Trade receivables, net	52,806	50,984
Inventories	28,072	25,358
Other current assets	18,432	16,223
Total current assets	225,456	220,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	188	179
Severance pay funds	7,904	7,545
Other long term receivables and deferred charges	223	221
Total long-term investments and receivables	8,315	7,945

PROPERTY AND EQUIPMENT, NET	81,220	81,963

INTANGIBLE ASSETS, NET	15,711	17,154

GOODWILL	43,468	43,468

TOTAL ASSETS	374,170	370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2016	2015
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	4,250	7,000
Current maturities of long-term loans	4,568	4,542
Trade payables	21,176	17,210
Accrued expenses	31,022	23,481
Advances from customers	71,008	82,813
Advances from customers, held by trustees	4,578	8,515
Other current liabilities	17,631	16,213

Total current liabilities	154,233	159,774

LONG-TERM LIABILITIES:
Accrued severance pay	7,742	7,506
Long-term loans, net of current maturities	17,418	21,493
Other long-term liabilities	3,744	3,978

Total long-term liabilities	28,904	32,977

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,578	2,048
Additional paid-in capital	899,376	884,126
Accumulated other comprehensive loss	(2,530)	(3,727)
Accumulated deficit	(708,391)	(704,365)

Total equity	191,033	178,082

TOTAL LIABILITIES AND EQUITY	374,170	370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2016	2015
	Unaudited	Unaudited
Cash flows from operating activities:
Loss from continuing operations	(4,026)	(5,606)
Adjustments required to reconcile loss
to net cash provided by (used in) operating activities:
Depreciation and amortization	3,301	3,658
Stock-based compensation	201	528
Accrued severance pay, net	(123)	(101)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(409)	43
Exchange rate differences on long-term loans	90	(329)
Deferred income taxes, net	-	(41)
Decrease (increase) in trade receivables, net	(1,394)	721
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(2,154)	2,934
Increase in inventories	(2,685)	(4,182)
Decrease in restricted cash directly related to operating activities, net	6,304	-
Increase (decrease) in trade payables	4,089	(195)
Increase (decrease) in accrued expenses	7,408	(2,173)
Decrease in advance from customers	(11,823)	(767)
Decrease in advances from customers, held
by trustees	(4,063)	(5,178)
Increase in other current liabilities and other long term liabilities	1,221	5,017
Net cash used in operating activities	(4,063)	(5,671)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2016	2015
	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(1,104)	(741)
Proceeds from restricted cash held by trustees	3,675	10,922
Investment in restricted cash (including long-term)	(179)	(10,052)
Proceeds from restricted cash (including long-term)	7,347	22,117
Net cash provided by investing activities	9,739	22,246

Cash flows from financing activities:
Capital lease payments	(51)	(102)
Issuance of shares in a rights offering	15,243	-
Issuance of restricted stock units and exercise of stock options	336	793
Short term bank credit, net	(2,750)	(10,007)
Repayment of long-term loans	(4,139)	(4,135)
Net cash provided by (used in) financing activities	8,639	(13,451)

Effect of exchange rate changes on cash and cash equivalents	410	(485)

Increase in cash and cash equivalents	14,725	2,639

Cash and cash equivalents at the beginning of the period	18,435	27,726

Cash and cash equivalents at the end of the period	33,160	30,365